February 16, 2006

BY EDGAR CORRESPONDENCE

Mr. Steven Jacobs

Mr. Josh Forgione

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Jacobs and Mr. Forgione:

Set forth below is our response to the comment set forth in the staff’s letter dated February 14, 2006. For your convenience, our response is preceded by the comment to which it responds.

1.	We understand that your fourth quarter impairment charge did not result from your quarterly probability assessment but rather as a result of a decision by management to abandon these projects due to the Company’s overall capital and human resource constraints. Since your decision to abandon these projects is in the scope of the guidance in paragraph 13 of SFAS 67, disclosure of this impairment under Item 2.06 rather than 2.05 is more appropriate given the nature of the charge. Please expand your revised disclosure, included as Exhibit A in your response letter, to also discuss the facts and circumstances which led to the decision by management to abandon these projects. Refer to Item 2.06(a) of Form 8-K.

Per our conversation with the staff yesterday, we have expanded our revised disclosure in accordance with Item 2.06(a). We will include this disclosure under Item 2.06 in a Form 8-K/A, which we will file as soon as practicable.

* * * * *

The Mills Corporation acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have any questions concerning our response to your comment letter, please contact me at (703) 526-5257.

Sincerely yours,

/s/ M.J. Morrow
M.J. Morrow
Chief Financial Officer

cc: Mark D. Ettenger

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